UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)


                                 NEOFORMA, INC.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                  640475 10 7
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                                 (CUSIP Number)


                                Marcea B. Lloyd
                   Senior Vice President and General Counsel
                                    VHA Inc.
                         220 East Las Colinas Boulevard
                            Irving, Texas 75039-5500
                                 (972) 830-0000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    copy to:

                            Nancy A. Lieberman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, NY 10036-6522
                                 (212)735-3000
                                January 12, 2005
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640475 10 7
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           1.      NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
                   OF ABOVE PERSONS (ENTITIES ONLY).

                   VHA INC. - (IRS Employer Identification Number 38-2182248)
------------------ ------------------------------------------------------------
           2.      CHECK THE APPROPRIATE BOX IF A                       (a) / /
                   MEMBER OF A GROUP (SEE INSTRUCTIONS)                 (b) / /
------------------ ------------------------------------------------------------
           3.      SEC USE ONLY

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           4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   N/A
------------------ ------------------------------------------------------------
           5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or 2(e)                           / /
------------------ ------------------------------------------------------------
           6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
------------------ ------------------------------------------------------------
                   7.   SOLE VOTING POWER

                        8,611,217
NUMBER OF          ------------------------------------------------------------
SHARES             8.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH               ------------------------------------------------------------
REPORTING          9.   SOLE DISPOSITIVE POWER
PERSON WITH
                        8,611,217
                   ------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER


------------------ ------------------------------------------------------------
          11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING PERSON

                   8,611,217
------------------ ------------------------------------------------------------
          12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (SEE INSTRUCTIONS)                        / /

------------------ ------------------------------------------------------------
          13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   43.12% (BASED ON AN AGGREGATE OF 19,970,161 SHARES
                   OF COMMON STOCK ESTIMATED TO BE OUTSTANDING)
------------------ ------------------------------------------------------------
          14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   CO - Corporation
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

            This Amendment No. 5 (this "Amendment") to the Statement on
Schedule 13D filed by VHA Inc., a Delaware corporation ("VHA"), on August 7, 2000, as amended by Amendment No. 1 on October 19, 2000, Amendment No. 2 on February 2, 2001, Amendment No. 3 on September 11, 2003 and Amendment No. 4 on September 19, 2003 (the "Schedule 13D"), relates to the common stock, par value $0.001 per share (the "Common Stock"), of Neoforma, Inc., a Delaware corporation ("Neoforma"). All capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

            Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

            VHA has retained Lazard Freres & Co. as its financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as its legal advisor to assist VHA in considering alternatives involving Neoforma. There can be no assurance that any transaction involving Neoforma will occur, or, if so, on what terms.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

            (a) - (b) The information required by these sections of Item 5 is set forth in numbers 7-11 and number 13 of the cover page to this Amendment and is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

            Pursuant to a Waiver dated January 7, 2005 (the "Waiver") among Neoforma, VHA and University HealthSystem Consortium ("UHC"), Neoforma granted VHA and UHC a limited waiver of certain provisions of Delaware law applicable to "business combinations," and a limited waiver of standstill agreements VHA and UHC had each entered into with Neoforma, in each case in order to permit VHA and UHC to work together in the evaluation of their strategic alternatives with respect to Neoforma.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

References to and descriptions of the Waiver as set forth herein are qualified in their entirety by reference to the copy of the Waiver attached hereto in
Exhibit 1 and incorporated herein in its entirety where such references and descriptions appear.


Exhibit 1 Waiver dated January 7, 2005, among Neoforma, Inc., VHA, Inc. and University HealthSystem Consortium

Exhibit 2            Press Release of VHA Inc. dated January 11, 2005

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            VHA INC.


                                            By:  /s/ Marcea B. Lloyd
                                                ------------------------------
                                            Name:  Marcea B. Lloyd
                                            Title: Senior Vice President,
                                                   General Counsel

Dated:  January 12, 2005